As filed with the Securities and Exchange Commission on September 18, 1998.

                                                     Registration No. 333-22147



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                         POST-EFFECTIVE AMENDMENT NO. 2
                                   ON FORM S-3
                                   TO FORM S-2


                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933



                             GRC International, Inc.
              ----------------------------------------------------
             (Exact name of registrant as specified in its charter)


                                    Delaware
          ------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)


                                   95-2131929
                      -------------------------------------
                     (I.R.S. Employee Identification Number)


               1900 Gallows Road, Vienna, VA 22182 (703) 506-5000
           -----------------------------------------------------------
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Thomas E. McCabe
              Senior Vice President, General Counsel and Secretary
                             GRC International, Inc.
                                1900 Gallows Road
                                 (703) 506-5000
             -------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


         Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ( )

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. (x)

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )
                                                            -----

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )
                                    -----

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ( )

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                TABLE OF CONTENTS



                                                                                                     Page
                                                                                                     ----
AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                2

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . .                                                    3

RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                4

THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                9

DESCRIPTION OF CAPITAL STOCK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               10

DEBT AND EQUITY FINANCING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               10

USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               13

SELLING STOCKHOLDER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               14

PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               14

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               16

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               16

                             SUBJECT TO COMPLETION,
                               SEPTEMBER 18, 1998

                                   PROSPECTUS

                                2,120,000 SHARES

                             GRC INTERNATIONAL, INC.

                                  COMMON STOCK

         This Prospectus originally covered the offering for resale from time to time of up to 2,120,000 shares (the "Shares") of common stock, par value $.10 per share (the "Common Stock") of GRC International, Inc., a Delaware corporation (the "Company"), by Halifax Fund, L.P., a Cayman Islands exempted limited partnership (the "Selling Stockholder"). The Company was to issue the Shares upon the conversion of all or any part of a debenture held by the Selling Stockholder (the "Debenture") and the exercise of all or any part of a warrant held by the Selling Stockholder (the "Warrant"). The Debenture has been fully converted, and the Selling Stockholder has offered and sold all 804,332 Shares that it received upon conversion of the Debenture. This Prospectus, as amended, relates to the offer and sale by the Selling Stockholder of 320,000 Shares that may be issued upon the exercise of the Warrant. See "DEBT AND EQUITY FINANCING."

         The Company will receive no part of the proceeds of the sales made hereunder, but the Company did receive proceeds from the sale of the Debenture and will receive proceeds upon the exercise of all or any part of the Warrant.. All expenses of registration incurred in connection with this public offering are being borne by the Company.

         The Common Stock is quoted on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "GRH." On September 14, 1998, the last reported sale price of the Common Stock was $4 7/8.

         The Selling Stockholder, acting as principal for its own accounts, directly, through agents designated from time to time, or through brokers, dealers, agents or underwriters also to be designated, may sell all or a portion of the Shares that may be offered hereby in routine brokerage transactions on the New York Stock Exchange, the Pacific Stock Exchange or otherwise at prices and terms prevailing at the time of the sale. The Selling Stockholder also may make private sales directly or through brokers or may make sales pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act") . The Selling Stockholder may pay customary brokerage fees, commissions and expenses. The aggregate proceeds to the Selling Stockholder from the sale of the Shares that may be offered hereby by the Selling Stockholder will be the purchase price of such shares less commissions, if any. The Company has agreed to indemnify the Selling Stockholder against certain liabilities, including liabilities under the Securities Act of 1933. See "PLAN OF DISTRIBUTION."

         The Selling Stockholder and any brokers, dealers, agents or underwriters that participate with the Selling Stockholder in the distribution of the Shares may be deemed to be underwriters within the meaning of the Securities Act, in which event any commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the Shares may be deemed to be underwriting discounts under the Securities Act. See "PLAN OF DISTRIBUTION."

         PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 4.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

         NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THEIR RESPECTIVE AGENTS. NEITHER THE
DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

               The date of this Prospectus is September 18, 1998.

                              AVAILABLE INFORMATION


         The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of all or part of such materials may also be obtained at prescribed rates from the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information. Such materials also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

         The Company has filed with the Commission a registration statement (which term shall encompass any amendments thereto) on Form S-3 under the Securities Act with respect to the securities offered hereby (the "Registration Statement"). This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes thereto filed or incorporated by reference as a part thereof, which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the offices of the Commission. The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected and copied at the locations described above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         The following documents filed by the Company with the Commission pursuant to the Exchange Act (Commission File No. 1-7517) are incorporated herein by reference:

              (a) the Company's annual report on Form 10-K for the fiscal year ended June 30, 1998,

              (b) the Company's current report on Form 8-K dated August 7, 1998, and

              (c) the description of the Company's capital stock contained in the Company's registration statement pursuant to Section 12(g) of the Exchange Act on Form 8-A, filed on August 19, 1981 and amended on February 6, 1992.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment that indicates the termination of this offering shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents.

         Any statements contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide, without charge to each person to whom this Prospectus has been delivered, a copy of any or all of the documents referred to above that have been or may be incorporated by reference herein other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to GRC International, Inc., 1900 Gallows Road, Vienna, VA 22182, Attention: Thomas E. McCabe, Senior Vice President, General Counsel and Secretary. Telephone requests may be directed to (703) 506-5000.

THIS PROSPECTUS CONTAINS AND INCORPORATES BY REFERENCE CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF THE COMPANY, INCLUDING, WITHOUT LIMITATION, STATEMENTS HEREIN UNDER "THE COMPANY" AND "RISK FACTORS" AND STATEMENTS IN THE COMPANY'S ANNUAL AND QUARTERLY REPORTS UNDER "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." THESE FORWARD LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. NO ASSURANCE CAN BE GIVEN THAT ANY OF SUCH MATTERS WILL BE REALIZED. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FACTORS DISCUSSED HEREIN UNDER "RISK FACTORS."


                                  RISK FACTORS

         In addition to the other information in this Prospectus, the following factors should be considered carefully by prospective investors in evaluating an investment in the shares of Common Stock offered in this Prospectus.

HIGH DEBT LEVEL

         As of June 30, 1998, the Company had outstanding total long-term debt of $24.3 million, of which $975,000 was classified as current, including a $4.8 million term loan (the "Term Loan"), $18.5 million drawn from a $22 million revolving line of credit (the "Revolving Credit"), and a $961,000 equipment lease financing (the "Equipment Lease"). The Term Loan will come due on September 1, 2000 unless extended, while the Revolving Credit extends to January 2000, with the bank required to provide 15 months prior written notice to terminate (absent any defaults under the credit agreement). The Equipment Lease is expected to be fully retired by the end of fiscal 1999.

         The current level and terms of indebtedness: (i) will require the Company to dedicate a significant portion of its available net earnings from operations to payment of interest and principal on the indebtedness; (ii) could limit the Company's flexibility in reacting to business developments and changes in industry and economic conditions generally; (iii) could limit the Company's ability to obtain additional financing in the future for working capital, capital expenditures, research and development, acquisitions and general corporate purposes; and (iv) could place the Company at a competitive disadvantage inasmuch as many of its competitors are not comparably indebted.

         The Company anticipates reducing its indebtedness with cash flow from operations. Any growth in operations, however, could actually reduce cash flow in the short term because of the time lag between when the Company renders services and whe the Company's principal customer, DoD, pays for those services. Furthermore, there can be no assurance of continued growth in the Company's business, which is subject to additional risks. See "-- Dependence on Significant Customer," "-- Dependence on Significant Contracts," "--Contract Profit Exposure," "--Audits," "-- Potential Suspension and Debarment," "--Rapid Technological Change," "-Competition" and "-- Dependence on Professional Staff and Key Personnel."

         The Company also may be able to reduce its indebtedness by raising additional capital through the Structured Equity Line. Conditions to the sale of Common Stock under the Structured Equity Line include (i) continued effectiveness of a registration statement under the Securities Act for the resale by CCS of the shares of Common Stock to be sold to CCS, (ii) CCS and its affiliates not beneficially owning more than 4.9% of the Company's Common Stock,
(iii) listing of the Company's Common Stock on the NYSE or AMEX or trading of the Company's Common Stock on the NASDAQ NMS and (iv) the price of the Common Stock being at least $4.00 per share, the value of open market trading of the Common Stock being at least $500,000 per day, and the amount of Common Stock sold to CCS in any three month period not exceeding 8% of the average daily value of open market trading of the Common Stock on its principal market multiplied by the number of trading days in that period. Based on recent prices and trading volume for the Common Stock, there is a substantial risk that the Company may not be able to sell as much as $3 million in Common Stock to CCS in each three month period, and there is a risk that in at least some quarters the Company may not be able to sell any Common Stock at all. In addition, the Company's ability to raise capital through the Structured Equity Line is subject to the performance of CCS under the Structured Equity Line, and nonperformance by CCS would leave the Company unable to raise capital under the Structured Equity Line. See "DEBT AND EQUITY FINANCING."

STOCK PRICE VOLATILITY; SHARES ELIGIBLE FOR FUTURE SALE

         The price of the Company's Common Stock has been volatile. For the twelve months ended September 14, 1998, the price of the Common Stock ranged from $11 3/8 to $4 11/16, and closed at $4 7/8. The price of the Common Stock could be subject to additional significant fluctuations in response to, among other things, variations in the Company's operating results, introduction of new services or technologies by the Company or its competitors, changes in other conditions or trends in the Company's industries, changes in security analysts' estimates of the Company's or its competitors' or industries' future performance, general market conditions and the described herein under "RISK FACTORS." General market price declines or market volatility in the future, or future declines or volatility in the prices of stock for companies in the Company's industries, also could affect the price of the Common Stock.

         The Company's agreements with the Selling Stockholder and CCS also may have an effect on the price of the Company's Common Stock. Under the terms of the Warrant, the Company has agreed to allow the Selling Stockholder to purchase 320,000 shares of Common Stock at a price of $8.47 per share. Under the Company's agreements with CCS, the Company may issue up to $18,000,000 of Common Stock CCS at a price that is equal to 94% of the lowest reported sale price during the three days immediately preceding the notice of purchase to the Selling Stockholder. In connection with the Company's agreement with CCS, the Company has issued warrants to purchase 125,000 shares of Common Stock at $8.47 per share and may issue a warrant to purchase 75,000 shares at 140% of a future market price. See "DEBT AND EQUITY FINANCING" and "SELLING STOCKHOLDER." The resale by the Selling Stockholder and CCS of the Company's Common Stock that they acquire could depress the market price of the Company's Common Stock.

         Moreover, the terms of the Structured Equity Line provide that the Company has the right to require CCS to purchase up to $3 million of the Common Stock in any of the three month periods during its term, subject to certain limitations. Although the terms of the Structured Equity Line provide that CCS and its affiliates are not required to purchase Common Stock in an amount such that they would beneficially own more than 4.9% of the Common Stock outstanding, CCS also has covenanted and agreed to use its reasonable best efforts to sell shares of Common Stock to the extent required so that CCS can continue to purchase Common Stock notwithstanding this limitation. Accordingly, CCS may be required to purchase Common Stock from the Company in a manner that would require it, in order to stay under the 4.9% beneficial ownership limitation and comply with its obligations to the Company, to sell shares without regard to any adverse effects on price and other market factors associated with the Common Stock. See "DEBT AND EQUITY FINANCING" and "SELLING STOCKHOLDER."

DEPENDENCE ON GOVERNMENT CONTRACTS

         The Company derives substantially all of its business from service contracts and subcontracts with DoD and its instrumentalities. Typically, such contracts have an initial term of one year combined with two, three or four one-year renewal periods exercisable at the government's discretion. DoD and its instrumentalities are not obligated to exercise the options to renew. At the time of completion, a contract in its entirety may be "recompeted" against all interested third-party providers, and awards are subject to protest by disappointed bidders. Federal law permits DoD to terminate a contract at any time if such termination is deemed to be in DoD's best interest. DoD's failure to renew, or termination of any significant portion of, the Company's contracts could have an adverse effect on the Company.

         Continuation and renewal of existing contracts with the DoD, and acquisition of additional contracts from DoD, is contingent upon, among other things, the availability of funding for DoD. The current world political situation and domestic political pressure to reduce the federal budget deficit have reduced, and may continue to reduce, DoD's budget, which could have an adverse effect on the Company's earnings.

         The adoption of new or modified procurement regulations also could have an adverse effect on the Company and its cost of competing for and performing government contracts.

DEPENDENCE ON SIGNIFICANT CONTRACTS

         Although professional services contracts at fiscal year-end 1998, 1997 and 1996 have numbered 156, 144 and 149, respectively, the loss of one or more contracts may have a substantial adverse impact on the Company's revenues and profitability if the particular contract is large in relation to the rest. There also can be no assurance that the Company will win any follow-on contracts.

CONTRACT PROFIT EXPOSURE

         The Company provides services to the government through three types of contracts: fixed-price, time-and-materials and cost-reimbursement. The Company assumes financial risk on fixed-price contracts (approximately 5% of the Company's government contract revenues in fiscal year 1998) and time-and-material contracts (approximately 46% of the Company's government contract revenues in fiscal year 1998) because the Company assumes the risk of performing those contracts at the stipulated prices or negotiated hourly rates. The failure to estimate ultimate costs accurately or to control costs during performance of the work could result in losses or smaller than anticipated profits. The balance of the Company's government contract revenue in fiscal year 1998 (approximately 49%) was derived from cost-reimbursement contracts. To the extent that the actual costs incurred in performing a cost-reimbursement contract are within the contract ceiling and allowable under the terms of the contract and applicable regulations, the Company is entitled to reimbursement of its costs plus a stipulated profit. However, if the Company's costs exceed the ceiling or are not allowable under the terms of the contract or applicable regulations, any excess would be subject to adjustment and repayment upon audit by the government.

AUDITS

         Government contract payments received by the Company for allowable direct and indirect costs are subject to adjustment and repayment after audit if the payments exceed allowable costs as defined in such government contracts. Audits have been completed and final adjustments agreed upon for all of the Company's incurred contract costs through the end of fiscal year 1988. Audits have been completed on certain other incurred contract costs through the end of fiscal year 1991. Additional audits are either completed (in some cases through fiscal year 1995) or in progress for fiscal years subsequent to fiscal year 1991.

POTENTIAL SUSPENSION AND DEBARMENT

         The Company is subject to federal regulations under which its right to receive future awards of new government contracts, or extensions of existing government contracts, may be unilaterally suspended or barred should the Company be convicted of a crime or be indicted based on allegations of violation of certain specific federal statutes or other activities. Suspensions, even if temporary, can result in the loss of valuable contract awards for which the Company otherwise would be eligible. The initiation of suspension or debarment hearings against the Company could have an adverse effect on the Company.

YEAR 2000 RISKS

         Many currently installed computer systems will not properly recognize date sensitive information when the year changes to 2000, and thus could generate erroneous data or even fail. The Company has formed a task force to minimize the disruptions to its business that could result from year 2000 problems and to minimize other liabilities it might incur in connection therewith. The Company also has initiated communications with third parties whose computer systems' functionality could affect the Company. While these efforts are still ongoing, and no final assessment of the Company's year 2000 issues has been made, the Company currently does not expect these costs to have a material adverse effect on the Company's overall results of operations or cash flows. There can be no assurance, however, that the Company will be able to resolve all year 2000 issues in a timely fashion or that the ultimate cost to identify and implement solutions to all year 2000 problems will not be material to the Company.

TECHNOLOGICAL CHANGE AND PROPRIETARY INFORMATION

         The Company's business is dependent on its technical and organizational knowledge, practices and procedures, and its future success is based, in part, on its ability to keep up to date with new technological breakthroughs and incorporate such changes in its products and services. There can be no assurance that the Company will be successful in developing and marketing in a timely manner new products and services that respond to technological advances by others, or that the Company's products and services will adequately and competitively address the needs of the changing marketplace.

COMPETITION

         The markets that the Company services are highly competitive and likely to become more so with the expected continuing decline of government defense expenditures. Some of the Company's competitors are large, diversified firms with substantially greater financial resources, lower debt levels and larger technical staffs than the Company has available to it. Government agencies also compete with the Company because they can utilize their internal resources to perform certain types of services that the Company might otherwise perform.

DEPENDENCE ON PROFESSIONAL STAFF

         To service its contracts, the Company must recruit and retain key technical personnel, such as operations research and software engineers, computer programmers, and other skilled scientists and engineers. Competition for such personnel is intense, and the Company often must comply with provisions in government contracts that require employment of persons with specified levels of education, work experience and security clearances. At June 30, 1998, the Company had openings for approximately 175 professional services positions. An inability to fill a substantial portion of these current openings could have an adverse impact on the Company's revenue growth and profitability.

POTENTIAL ISSUANCE OF PREFERRED STOCK

         The Company's Board of Directors has the authority, without any further vote by the Company's stockholders, to issue up to 300,000 shares of Preferred Stock in one or more series and to determine the designations, powers, preferences and relative, participating, optional or other rights thereof, including without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, voting rights, rights and terms of redemption, redemption price and liquidation preference. Although the Company has no current plans to issue any shares of Preferred Stock, the rights of the holders of Common Stock would be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of Preferred Stock could have the effect of delaying, deterring or preventing a change in control of the Company, including the imposition of various procedural and other requirements that could make it more difficult for holders of Common Stock to effect certain corporate actions, including the ability to replace incumbent directors and to accomplish transactions opposed by the incumbent Board of Directors.


                                   THE COMPANY

         The Company provides knowledge-based professional services and high-quality technology-based product solutions to government and commercial customers. The Company was organized in California in 1961 and has been a Delaware corporation since 1974. The Company's principal executive offices are located at 1900 Gallows Road, Vienna, Virginia 22182, and its telephone number is (703) 506-5000. For further information about the business and operations of the Company, reference is made to the Company's reports incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."


                          DESCRIPTION OF CAPITAL STOCK

         The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, $.10 par value per share, and 300,000 shares of undesignated Preferred Stock, $1.00 par value per share. As of July 31, 1998, 10,213,482 shares of Common Stock were issued and outstanding, and no shares of Preferred Stock were designated or issued. For further information about the Company's capital stock, reference is made to the Company's reports incorporated herein by reference. See "DESCRIPTION OF CAPITAL STOCK."

                            DEBT AND EQUITY FINANCING

         The Company entered into financing agreements with the Selling Stockholder and CCS in January 1997 in order to raise additional capital to continue its operations. The Company sought to raise additional capital because, since 1993, the Company had invested its free cash flow and incurred substantial debt to finance the development of products for its telecommunications business units but had not realized the revenues that it had anticipated from these business units. Before entering into the financing agreements, the Company sought the advice of a financial advisor with respect to a full range of financial and strategic options. In particular, the advisor, on the Company's behalf, sought strategic partnerships, distributorship, licensing agreements and other transactions. Among the goals of any such transaction was to find a corporate partner that could provide additional capital and financial resources to assist the Company in continuing to develop its telecommunications business units. By January 1997, these efforts had not been successful, and the Company believed that obtaining near-term commitments for additional capital was in its best interest. The Company also considered, as alternatives to the financing agreements, other debt and equity financings, but concluded that such financings were not likely to be available within an acceptable time frame and/or on acceptable terms. Thus, the financing agreements provided what the Company believed were terms for additional capital in the needed time frame that were in the best interest of the Company.

CONVERTIBLE DEBENTURE

         The Company entered into a Convertible Securities Subscription Agreement, dated as of January 21, 1997 (the "Subscription Agreement"), with the Selling Stockholder. The investment manager for the Selling Stockholder is The Palladin Group, L.P., which is the managing member of CCS. Pursuant to the Subscription Agreement, the Selling Stockholder purchased a $4 million aggregate principal amount 5% Convertible Debenture due January 30, 2000 (the "Debenture"). The Debenture was convertible, at the Selling Stockholder's option 60 days after January 30, 1997 at any time and from time to time, into the Company's Common Stock at the lesser of (i) $11 per share, subject to adjustment under certain circumstances, or (ii) 94% of the lowest reported sale price during the three trading days immediately preceding the date of conversion. The Debenture has been fully converted into 804,322 shares of the Company's Common Stock.

         As consideration for entering into the Subscription Agreement, the Company issued to the Selling Stockholder a seven year warrant, which, subject to certain exceptions, was not exercisable until July 30, 1998, to purchase 320,000 shares of the Company's Common Stock at a price of $8.47 per share (the "Warrant"). If the Company (i) sells all or substantially all of its assets,
(ii) enters into a merger, consolidation, reorganization or other similar transaction that results in the shareholders of the Company owning in the aggregate less than 50% of the common equity and having less than 50% of the voting power of the surviving entity, or (iii) fixes a record date for the declaration of a material special distribution or dividend, then the Warrant becomes immediately exercisable at a price equal to the lesser of (i) $8.47 per share or (ii) 80% of the "Transaction Value" per share. "Transaction Value" is defined in the Warrant to mean, in the case of a merger, acquisition, sale of Common Stock, sale of assets or similar transaction, the fair market value of the consideration to be received per share of Common Stock, as evidenced by the average of the closing sale price for the Common Stock during the 10 trading days following the announcement of such definitive agreement, and in the case of a material special dividend or distribution, the fair market value of such dividend or distribution.

STRUCTURED EQUITY LINE

         The Company and CCS entered into a Structured Equity Line Flexible Financing Agreement, dated as of January 21, 1997 and amended and restated as of August 26, 1998 (the "Structured Equity Line"), and a related Registration Rights Agreement, dated as of January 30, 1997 (the "Registration Rights Agreement").

         Pursuant to the terms of the Structured Equity Line, as amended, CCS is required to purchase shares of Common Stock over a period of 36 months (subject to adjustment upon the occurrence of certain events) beginning on October 1, 1998, for an aggregate purchase price of up to $18 million. The Company may terminate the Structured Equity Line on April 1, 1999, provided that CCS has, as of such date, purchased shares of Common Stock for an aggregate purchase price of at least $5 million. If the Company issues less than $5 million of its Common Stock under the Structured Equity Line, it must pay CCS up to $300,000.

         Under the terms of the Structured Equity Line, during each three month period, the Company, subject to the satisfaction of certain conditions, can require CCS to purchase shares of Common Stock for an aggregate purchase price of at least $1.5 million and up to $3 million. At the beginning of each three-month period, the Company is required to notify CCS of the aggregate purchase price of shares of Common Stock, if any, required to be purchased by CCS during such three-month period. CCS will select and notify the Company of the date on which the purchase of shares of Common Stock from the Company shall close within each such three-month period following notification by the Company, and of the purchase of additional shares of Common Stock during such period if the aggregate purchase price of the shares of Common Stock to be acquired pursuant to the Company's notification is less than $3 million. The purchase price per share to be paid by CCS for shares Common Stock acquired under the Structured Equity Line is equal to 94% of the lowest reported sale price during the three trading days immediately preceding the notice of purchase by CCS.

         CCS's obligation to purchase shares of Common Stock under the Structured Equity Line is subject to various conditions, including, without limitation: (i) effectiveness of the Registration Statement under the Securities Act with respect to the Shares; (ii) the price of the Common Stock being at least $4.00 per share; (iii) reported trading volume of the Common Stock in its principal trading market multiplied by the weighted average trading price (by trading volume) of the Common Stock ("the value of open market trading") being during a period of 20 trading days prior to the commencement of each three-month period of at least $500,000 per day in any three month period in which the Company requires CCS to purchase shares of Common Stock for an aggregate purchase price in excess of $1.5 million; (iv) the lesser of the amount of Common Stock sold to CCS in any three month period not exceeding 8% of the average daily value of open market trading of the Common Stock on its principal market multiplied by the number of trading days in that period and the immediately preceding three month period; (v) listing of the Company's Common Stock on the New York Stock Exchange ("NYSE") or American Stock Exchange ("AMEX") or trading of the Company's Common Stock on the NASDAQ National Market System ("NASDAQ NMS"); and (vi) the percentage of the Company's Common Stock beneficially owned by CCS and its affiliates not being more than 4.9% of the outstanding Common Stock on each closing date for the purchase of shares of Common Stock in accordance with the terms of the Structured Equity Line.
         As consideration for entering into the Structured Equity Line, CCS received a seven year warrant to purchase 125,000 shares of the Company's Common Stock at an exercise price equal to $8.47 per share (the "Equity Line Warrant"). The Equity Line Warrant has been reissued to provide that CCS may purchase 91,688 shares, BelleRock Capital LLC, a Delaware limited liability company ("BRC"), may purchase 23,125 shares, and Andrew Kaplan, an individual, may purchase 10,187 shares. The Equity Line Warrant is not exercisable for 18 months from the date of issuance, but will become immediately exercisable if the Company declares a material dividend or distribution (other than in Shares of Common Stock), sells substantially all of its assets, or enters into a merger, consolidation or other similar transaction, or there is a termination of the Structured Equity Line in accordance with its terms, and in such event the exercise price will be the lesser of (i) $8.47 or (ii) 80% of the "Transaction Value." ("Transaction Value" has the same meaning as set forth above).

         If the Company elects to issue Common Stock under the Structured Equity Line for an aggregate purchase price of more than $5 million or to extend the term thereof beyond April 1, 1999, the Company will issue an additional seven year warrant for the purchase of 75,000 shares of the Company's Common Stock (the "Additional Warrant" and, together with the Equity Line Warrant, the "Equity Line Warrants") at an exercise price equal to 140% of the closing sale price of the Common Stock at the time of the issuance of the Additional Warrant. The Additional Warrant will be exercisable at the same time as the Equity Line Warrant, or upon issuance if the Equity Line Warrant is exercised prior to the issuance of such Additional Warrant, and would contain provisions similar to those in the Equity Line Warrant


                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the resale by the Selling Stockholder of the Shares of Common Stock offered by this Prospectus. The Company received gross proceeds of $4 million from the sale of the Debenture and could receiv gross proceeds of up to $2,710,400 from the exercise of the Warrant if the Warrant is exercised in full. No assurance can be given that the Warrant will be exercised.

         The $4 million that the Company received from the sale of the Debenture was used to reduce the amount of outstanding indebtedness under the Revolving Credit. The Company expects that any net proceeds from the exercise of the Warrant will be sued to further reduce the amount of outstanding indebtedness under the Revolving Credit, which provides working capital for the Company. Depending upon the amount and terms of the Company's indebtedness, the Company also might use the proceeds from the exercise of the Warrant to repay other indebtedness or for general corporate purposes to satisfy operating cash flow requirements. See "RISK FACTORS - High Debt Level."


                               SELLING STOCKHOLDER

         The Selling Stockholder is Halifax Fund, L.P., a Cayman Islands exempted limited partnership. The Selling Stockholder has not had a material relationship with the Company within the past three years, other than as a result of entering into the Subscription Agreement and a related Registration Rights Agreement. The Selling Stockholder's investment manager, The Palladin Group, L.P., a Delaware limited partnership ("Palladin"), is the managing member of Cripple Creek Securities, LLC, a Delaware limited liability company ("CCS"), which entered into the Structured Equity Line and related agreements. See "DEBT AND EQUITY FINANCING." One of the Company's directors was a special limited partner of Palladin until June 30, 1997. The same individual is a general partner of Ramius Capital Group, L.P., which was an affiliate of Palladin until June 30, 1997. As of the date hereof, the Selling Stockholder own no shares of the Company's Common Stock and is offering herein for resale all of the shares of the Company's Common Stock that it may acquire upon the exercise of the Warrant. As of the date hereof, CCS owns no shares of the Company's Common Stock and will offer all of the shares of the Company's Common Stock that it may acquire under the Structured Equity Line and upon the exercise of the Equity Line Warrant and the Additional Warrant in a registration statement separate from the registration statement of which this Prospectus is a part.


                              PLAN OF DISTRIBUTION

         The Selling Stockholder, acting as principal for its own account, directly, through agents designated from time to time, or through brokers, dealers, agents or underwriters also to be designated, may sell all or a portion of the Shares from time to time on terms to be determined at the time of sale. The Selling Stockholder may from time to time sell all or a portion of the Shares in routine brokerage transactions on the New York Stock Exchange, the Pacific Stock Exchange or otherwise at the prices and terms prevailing at the time of the sale. The Selling Stockholder also may make private resales directly or through brokers or may make resales pursuant to Rule 144 under the Securities Act. The Selling Stockholder may pay customary brokerage fees, commissions and expenses.

         To the extent required pursuant to Rule 424 under the Securities Act, a Prospectus Supplement will be filed with the Securities and Exchange Commission with respect to a particular offering setting forth the terms of any offering, including the name or names of any underwriters or agents, if any, any underwriting discounts and other items constituting underwriters' compensation, the offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

         If underwriters are used in a sale, shares of Common Stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of shares to be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters, will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Shares will be subject to conditions precedent and the underwriters will be obligated to purchase all of the shares if any are purchased.

         If dealers are utilized in the sale of shares of Common Stock in respect of which this Prospectus is delivered, the Selling Stockholder will sell such shares to the dealers as principals. The dealers may then resell such shares to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a Prospectus Supplement relating thereto.

         If an agent is used, the agent will be named, and the terms of the agency and any commissions will be set forth in a Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

         Shares may be sold directly by the Selling Stockholder to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales, including the terms of any bidding or auction process, will be described in the Prospectus Supplement relating thereto.

         Agents, dealers and underwriters may be entitled under agreements entered into with the Selling Stockholder to indemnification against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for the Company or the Selling Stockholder in the ordinary course of business.

         The Company will bear all costs and expenses of the registration of the Shares under the Securities Act and certain state securities laws. The Selling Stockholder will pay any transaction costs associated with effecting any sales that occur.

         The Selling Stockholder is not restricted as to the price or prices at which it may resell Shares acquired upon the exercise of the Warrant. Such resales may have an adverse effect on the market price of the Common Stock. Moreover, the Selling Stockholder is not restricted as to the number of Shares that may be sold at any one time, and it is possible that a significant number of Shares could be sold at the same time, which also may have an adverse effect on the market price of the Common Stock. The Selling Stockholder also may distribute shares pursuant to delivery in any short sales it may make.

         The Company has agreed to indemnify the Selling Stockholder against certain civil liabilities, including liabilities under the Securities Act.


                                  LEGAL MATTERS

         Thomas E. McCabe, the Company's Senior Vice President, General Counsel and Secretary, has rendered an opinion to the effect that the Common Stock offered by this Prospectus is duly authorized, validly issued, fully paid and non-assessable.


                                     EXPERTS

         The consolidated financial statements and the related financial statement schedule incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended June 30, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

                                 Not applicable.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Delaware General Corporation Law provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions or suits by or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees and agents, against expenses (including attorneys' fees) and, in the case of actions, suits or proceedings brought by third parties, against judgment, fines and amounts paid in settlement actually and reasonably incurred in any such action, suit or proceeding.

         The Company's Certificate of Incorporation provides that a director shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Bylaws also provide that the Company may indemnify its directors, officers and legal representatives to the fullest extent permitted by Delaware law against all awards and expenses (including attorneys' fees).

         The Company has purchased an insurance policy that purports to insure its officers and directors against certain liabilities incurred by them in the discharge of their functions as officers and directors.


ITEM 16.  EXHIBITS.

Exhibit No.            Description
-----------            -----------

4.1 Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended June 30, 1994).

4.2 Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended June 30, 1995).

4.3++ Convertible Securities Subscription Agreement, dated as of January 21, 1997, between the Company and Halifax Fund, L.P. (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).

4.4 $4,000,000 5% Convertible Debenture due January 30, 2000 issued by the Company to Halifax Fund, L.P. (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).

4.5 320,000 Share Common Stock Purchase Warrant issued by the Company to Halifax Fund, L.P. (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).

4.6 Registration Rights Agreement., dated as of January 30, 1997, between the Company and Halifax Fund, L.P. (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).

5.1+          Opinion of Thomas E. McCabe.

23.1          Consent of Deloitte & Touche LLP.

23.2+         Consent of Thomas E. McCabe .

24.1+         Power of Attorney.

+        Previously filed.
++ Exhibits A, B and C to Exhibit 4.3 are incorporated herein as Exhibits 4.4, 4.5 and 4.6.

ITEM 17.  UNDERTAKINGS.

         (a) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from the registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this post-effective amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Fairfax, Commonwealth of Virginia, on September 18, 1998.

                                                GRC INTERNATIONAL, INC.

                                                By: /s/ Thomas E. McCabe
                                                --------------------------------
                                                Thomas E. McCabe
                                                Senior Vice President,
                                                General Counsel and Secretary


         Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment to this registration statement has been signed by the following persons in the capacities and on the dates indicated below:

Signature                           Title                       Date
-----------                         -----                      -----

/s/ Gary L. Denman *
-----------------------------       President                 September 18, 1998
Gary L. Denman                      and Chief Executive
                                    Officer (Principal
                                    Executive Officer)

/s/ Timothy C. Halsey
-----------------------------       Controller, Acting Chief- September 18, 1998
Timothy C. Halsey                   Financial Officer and
                                    Acting Chief Accounting
                                    Officer
                                    (Principal Financial and
                                    Accounting Officer)

/s/ Joseph R. Wright, Jr. *
----------------------------        Chairman and Director     September 18, 1998
Joseph R. Wright, Jr.

/s/ Peter A. Cohen *
---------------------------         Vice Chairman             September 18, 1998
Peter A. Cohen                      and Director

/s/ H. Furlong Baldwin *
---------------------------         Director                  September 18, 1998
H. Furlong Baldwin

/s/ Frank J.A. Cilluffo *
---------------------------         Director                  September 18, 1998
Frank J.A. Cilluffo

/s/ Leslie B. Disharoon *
---------------------------         Director                  September 18, 1998
Leslie B. Disharoon

/s/ Charles H.P. Duell *
---------------------------         Director                  September 18, 1998
Charles H.P. Duell

/s/ Edward C. Meyer *
---------------------------         Director                  September 18, 1998
Edward C. Meyer

/s/ George R. Packard *
---------------------------         Director                  September 18, 1998
George R. Packard

/s/ Herbert Rabin *
---------------------------         Director                  September 18, 1998
Herbert Rabin

/s/ Jim Roth *
---------------------------         Director                  September 18, 1998
Jim Roth

/s/ E. Kirby Warren *
---------------------------         Director                  September 18, 1998
E. Kirby Warren



* /s/ Thomas E. McCabe
------------------------------
Thomas E. McCabe
Power of Attorney

                                EXHIBIT INDEX


Exhibit No.              Description
-----------              -----------

4.1 Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended June 30, 1994).

4.2 Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended June 30, 1995).

4.3++ Convertible Securities Subscription Agreement, dated as of January 21, 1997, between the Company and Halifax Fund, L.P. (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).

4.4 $4,000,000 5% Convertible Debenture due January 30, 2000 issued by the Company to Halifax Fund, L.P. (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).

4.5 320,000 Share Common Stock Purchase Warrant issued by the Company to Halifax Fund, L.P. (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).

4.6 Registration Rights Agreement., dated as of January 30, 1997, between the Company and Halifax Fund, L.P. (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).

5.1+          Opinion of Thomas E. McCabe.

23.1          Consent of Deloitte & Touche LLP.

23.2+         Consent of Thomas E. McCabe .

24.1+         Power of Attorney.

+        Previously filed.
++ Exhibits A, B and C to Exhibit 4.3 are incorporated herein as Exhibits 4.4, 4.5 and 4.6.